

January 23, 2012

Via e-mail
Mr. J. Per Brodin
Executive Vice President and
  Chief Financial Officer
Claire's Stores, Inc.
2400 West Central Road
Hoffman Estates, IL 60192

> **Re: Claire's Stores, Inc.**
> **Form 10-K for the Year Ended January 29, 2011**
> **Filed April 21, 2011**
> **File No. 333-148108**

Dear Mr. Brodin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 31

Cash Position, page 36

1.   We note that you disclose the amount of cash held at year end and cash generated from operations will be sufficient to meet working capital requirements for at least the next twelve months. We also note your statement that you expect future earnings from your foreign subsidiaries will be repatriated. In future filings please, expand and clarify the following:

- the amount of cash and short term investments held by foreign subsidiaries; and
- a statement that the company would need to accrue and pay taxes if funds were repatriated.

Please provide us with an example of your revised disclosure in your response.

Consolidated Statements of Operations and comprehensive income (loss), page 48

2.   We note from your disclosure on page 55 that cost of sales does not include depreciation and amortization expenses. We also note that you present gross profit measure in the income statement excluding depreciation and amortization. Tell us how you considered the guidance in SAB Topic 11 B and revise future filings.

2. Summary of Significant Accounting Polices, page 51

Other Assets, page 54

3.   We note that on September 2, 2010 you converted your 50% joint venture agreement in Claire's Nippon and amended your agreements to a new license agreement with your former partner. We further note that the investment in Claire's Nippon was valued at approximately $17.8 million at January 20, 2010 and had net loss of $2.5 million and impairment charges of $6.0 million in fiscal 2010. Please tell us how you accounted for this conversion transaction including the basis for your accounting treatment as well as your consideration of ASC 845-10-15-4b.

3. Impairment Charges, page 59

4.   We note that you have two reporting units, North America and Europe, and that approximately 80% of your goodwill relates to the North America reporting unit and 20% to the Europe reporting unit. In consideration of the two reporting units identified for the purpose of goodwill impairment testing, please advise us of the following:
- Describe to us your organizational structure;
- Tell us the operating segment(s) that you have identified in accordance with ASC 280-10-50-1;
- Tell us how you define a reporting unit (e.g. operating segment or components) for purposes of goodwill impairment testing under ASC 350-20-35-33 through 35-38;
- To the extent that you aggregate multiple components as a single reporting unit, also tell us how they meet the aggregation criteria in ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining